Exhibit 99.1
For Immediate Release
CEO Removal of Qiao Xing Mobile Communication Co., Ltd.

Beijing, China (December 21, 2010) —Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM — News) (the “Company” or “QXM”), a manufacturer of mobile handsets in the People’s Republic of China, today announced that QXM’s board of directors has approved the removal of Dr. David Li as the chief executive officer and the appointment of Mr. Zhiyang Wu as the new chief executive officer of the Company with effect from December 21, 2010. Dr. David Li shall continue to serve as the general manager of Research & Development Department of CEC Telecom Co. Ltd., a subsidiary of the Company.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. All information provided in this press release is as of December 21, 2010, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Ms. Lucy Wang, Vice President
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 51088689
Email: wangjinglu@cectelecom.com